UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RELIV INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75952 R 100

(CUSIP Number)

Richard A. Tulli, Gardere Wynne Sewell LLP,
1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4676

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 75952 R 100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Paul and Jane Meyer Family Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,519,086

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 2,519,086

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,519,086

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 75952 R 100

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on March 21, 2008 (the “Original Schedule 13D”) by The Paul and Jane Meyer Family Foundation (the “Reporting Person”) regarding certain shares (“Shares”) of the common stock, par value $0.01 per share (“Common Stock”), of Reliv International, Inc., a Delaware corporation (the “Issuer”).  This Amendment reflects the Reporting Person’s sales of Shares in the open market through July 17, 2008, and its negotiated private sale of 596,200 Shares to the Issuer on July 28, 2008.

Item 4.           Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended by adding the following paragraph to the end:

The Reporting Person has determined, for its own investment purposes, to reduce its ownership of Shares.  Accordingly, since mid-April, 2008, the Reporting Person has from time to time effected sales of Shares in the open market, and on July 28, 2008, it sold 596,200 Shares to the Issuer in accordance with the Stock Purchase Agreement described in Item 5 and Item 6.

Item 5.           Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended to read as follows:

(a)                                 At July 28, 2008, the Reporting Person beneficially owned 2,519,086 Shares, representing approximately 16.5% of the outstanding Common Stock of the Issuer.

The foregoing percentage is based on 15,277,554 shares of Common Stock outstanding, which is the number of shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008, less the total 596,200 shares of Common Stock repurchased by the Issuer from the Reporting Person on July 28, 2008.

(b)                                The Reporting Person has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 2,519,086 shares of Common Stock.

(c)                                 Since (and including) May 29, 2008, the Reporting Person has not acquired any shares of Common Stock.  Since (and including) May 29, 2008, the Reporting Person has sold a total 110,600 Shares in open-market transactions on the NASDAQ Global Select Market, as follows:

Date of Sale	Number of Shares Sold	Sales Price Per Share
June 16, 2008	3,000	$5.83
June 17, 2008	5,000	$5.85
June 18, 2008	6,000	$5.81
June 19, 2008	6,000	$5.83
June 20, 2008	10,000	$5.71
June 24, 2008	10,000	$5.73
June 26, 2008	18,000	$5.66
June 27, 2008	9,000	$5.56
June 30, 2008	10,000	$5.53

CUSIP NO. 75952 R 100

Date of Sale	Number of Shares Sold	Sales Price Per Share
July 1, 2008	4,000	$5.45
July 2, 2008	11,000	$5.15
July 3, 2008	8,000	$5.16
July 7, 2008	4,000	$5.16
July 8, 2008	600	$5.16
July 16, 2008	2,000	$5.21
July 17, 2008	4,000	$5.30

Since (and including) May 29, 2008, the Reporting Person also effected a privately negotiated sale of Shares.  On July 28, 2008, the Reporting Person sold to the Issuer 596,200 Shares for a total of $3,577,200 (i.e., $6.00 per Share) in cash in accordance with the Stock Purchase Agreement dated July 24, 2008, between those parties (the “Stock Purchase Agreement”).  A copy of the Stock Purchase Agreement is filed as Exhibit 1 to this Amendment.

(d)                                Not applicable.

(e)                                 Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In the Stock Purchase Agreement, the Reporting Person granted the Issuer a right of first refusal regarding each subsequent proposed sale or sales of Shares by the Reporting Person.  The Issuer will have two days to exercise its purchase right as to all or any of the Shares to be sold.  If the Reporting Person proposes to sell in a negotiated transaction, the Issuer may purchase the Shares on the negotiated terms.  If the Reporting Person proposes to sell in the open market, the Issuer may purchase the Shares for cash at a per-Share price equal to the closing price per share of Common Stock on the NASDAQ Global Select Market on the date of the Reporting Person’s notice of proposed sale to the Issuer.  The closing of each purchase by the Issuer will be within five days after the Issuer’s notice of exercise.  To the extent that the Issuer does not exercise its purchase right, the Reporting Person may effect the proposed sale or sales of those Shares within 20 days after the end of the exercise period, and any negotiated sale by the Reporting Person must be on terms no more favorable to the purchaser than the terms offered to the Issuer.

On July 25, 2008, Paul J. Meyer, on behalf of himself and the other members of the Board of Directors of the Reporting Person, delivered a letter to the Issuer confirming and agreeing that, until July 25, 2009, those persons will not engage, or encourage or direct any other person to engage, in communication or action adverse to, or in conflict with the actions of, the management of the Issuer.  A copy of this standstill letter is filed as Exhibit 2 to this Amendment.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1 – Stock Purchase Agreement dated July 24, 2008, between The Paul and Jane Meyer Family Foundation and Reliv International, Inc.

Exhibit 2 – Standstill letter to Reliv International, Inc. dated July 25, 2008.

CUSIP NO. 75952 R 100

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 29, 2008	THE PAUL AND JANE MEYER FAMILY
FOUNDATION

	By:	/s/ Terry Irwin
Terry Irwin, Vice President